Exhibit 99.1

News Release
For Immediate Release

Contact:
Jerry L. Ocheltree
President and CEO
Carolina Trust BancShares, Inc.
(704) 735-1104

Carolina Trust BancShares, Inc. Reports 3rd Quarter 2018 Results

➢	$0.13 Net Income Per Diluted Share for the third quarter of 2018 as compared to $0.07 Net Income Per Diluted Share in the third quarter of 2017

LINCOLNTON, N.C., October 26, 2018 (GLOBE NEWSWIRE) - Carolina Trust BancShares, Inc. (the “Company”) (NASDAQ - CART) reports its financial results today for the most recently completed fiscal quarter.  In the third quarter that ended September 30, 2018 (“3Q18”), the Company’s net income was $915,000 or $0.13 per diluted share as compared to $351,000 or $0.07 per diluted share in the quarter ended September 30, 2017 (“3Q17”), an increase of $564,000 (161%) or $0.06 per diluted share.  The diluted average common shares outstanding increased to 7.2 million shares in 3Q18 from 4.7 million shares in 3Q17 following the completion of the Company’s stock offering in the second quarter of 2018.

On June 15, 2018 the Company announced that it had entered into a merger agreement to acquire Clover Community Bankshares, Inc (“Clover”) and its subsidiary bank, Clover Community Bank.  The pending acquisition requires regulatory and shareholder approvals.  During 3Q18 the Company incurred $157,000 in merger expenses.  If merger expenses, net of tax, were excluded, net income for 3Q18 would have been $1,057,000 or $0.15 per diluted share which is a non-GAAP (Generally Accepted Accounting Principles) measurement.  Please refer to “Note Regarding Use of Non-GAAP Financial Measures” and the non-GAAP reconciliation tables below for additional information.

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The table below summarizes the key components of net income for 3Q18 and 3Q17.

$ in thousands	For the 3 months ended
	September 30, 2018	September 30, 2017	Increase (Decrease)	% Change
Interest income	$5,419	$4,434	$985	22%
Interest expense	1,176	894	282	32%
Net interest income	4,243	3,540	703	20%
Provision for loan loss	75	340	(265)	(78%)
Noninterest income	374	282	92	33%
Noninterest expense	3,327	2,961	366	12%
Pre-tax income	1,215	521	694	133%
Income tax expense	300	170	130	76%
Net income	$915	$351	$564	161%

Non-GAAP measurements:
Net income	$915	$351
+ Income tax	300	170
+ Provision for loan loss	75	340
= Pre-tax pre-provision income	$1,290	$861	$429	50%

Net income	$915	$351
+ Merger expenses, net of tax	142	-0-
= Net income, adjusted to exclude merger expenses	$1,057	$351	$706	201%

Return on assets	0.78%	0.26%	0.52%
Pre-tax pre-provision return on assets	1.10%	0.87%	0.23%
Return on equity	7.42%	4.67%	2.75%
Net interest margin	3.82%	3.80%	0.02%
Efficiency ratio *	72%	78%	(6%)
Average assets	$467,308	$393,887	$73,421	19%
Average loans	375,512	331,931	43,581	13%
Average deposits	388,932	332,403	56,529	17%
Average equity **	48,927	29,831	19,096	64%

*Note:  Efficiency ratio = Noninterest expense / (Net interest income + Noninterest income)
**Note:  Stock offering completed in April 2018 added $18.4 million to equity

Comparing 3Q18 with 3Q17, the $694,000 (+133%) increase in pre-tax income was due mostly to increases in net interest income of $703,000 (+20%) and noninterest income of $92,000 (+33%) as well as the decrease in provision for loan losses of $265,000 (-78%).  These income contributors were offset partially by an increase in noninterest expense of $366,000 (+12%).  Income taxes increased by $130,000 (+76%), a  smaller percentage increase than pre-tax income due to the decrease in the Company’s marginal federal tax rate from 34% to 21%, effective January 1, 2018.

Net interest income increased from $3,540,000 in 3Q17 to $4,243,000 in 3Q18, primarily due to loan growth.  Average loans increased by $43.6 million (13%) from 3Q17 to 3Q18.  Over 80% of the loan growth was contributed by the Mooresville, Hickory and Denver, NC offices.

The net interest margin increased by 2 basis points from 3.80% in 3Q17 to 3.82% in 3Q18.  The margin increase was attributed to the 28 basis point increase in loan yield from 5.04% in 3Q17 to 5.32% in 3Q18.  The yield on earning assets increased by 10 basis points from 4.77% in 3Q17 to 4.87% in 3Q18.  Comparatively, the cost of funds increased by 14 basis points from 0.98% in 3Q17 to 1.12% in 3Q18.  The improvement in both the yield on earning assets and the net interest margin was softened by the shift in the earning asset mix, as the ratio of average loans to average earning assets declined from 90% in 3Q17 to 88% in 3Q18.  The additional liquidity maintained in interest earning cash and securities resulted in an increase of its share of earning assets from 10% to 12% for the same periods.

Several factors impacted the loan yields including prime rate increases of 25 basis points each in December 2017, March 2018, June 2018, and September 2018.

Noninterest income increased by $92,000 from $282,000 in 3Q17 to $374,000 in 3Q18.  The increase was mostly due to higher unrealized gains on equity securities which were $35,000 in 3Q18 as compared to $0 in 3Q17 and to interchange fee income which increased by $34,000 (+103%) in 3Q18 as compared to 3Q17.  Under GAAP, beginning in 2018, changes in fair value of equity securities are required to be recorded in income.  Previously, changes in values were recorded through accumulated other comprehensive income in the equity section of the balance sheet.  Growth in noninterest bearing deposit accounts and debit card usage resulted in additional interchange fee income.

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Noninterest expense increased by $366,000 (+12%), from $2,961,000 in 3Q17 to $3,327,000 in 3Q18.  The largest increases were merger expenses for the proposed acquisition of Clover, which totaled $157,000 in 3Q18 as compared to $0 in 3Q17, and foreclosed asset expense, net, which increased by $105,000 (+477%) and was mostly related to write-downs and maintenance and repair costs.  In 3Q18, write-downs of foreclosed real estate totaled $69,000 as compared to $0 in 3Q17.  The write-downs were based on updated appraisals of four residential properties that are currently vacant.  Prior to being vacant, one of the properties was owner-occupied, and the other three properties were rented.  Maintenance and repair costs on foreclosed properties increased by $44,000 (+593%) from 3Q17 to 3Q18 and were attributed to both residential and nonresidential properties.

During the third quarter of 2018, assets decreased by $5.7 million (-1%), as funding from deposits declined by $6.8 million (-2%) and stockholders’ equity grew by $0.8 million (2%).

Despite the decrease in assets during 3Q18, loans and investment securities increased by $6.7 million (+2%) and $1.8 million (+6%), respectively.  Cash and cash equivalents declined by $14.0 million      (-28%) to fund the loan and investment growth as well as funding the deposit redemptions and withdrawals.  Commercial and industrial loans increased by $4.1 million (+10%) and owner occupied commercial real estate loans grew by $2.8 million (+3%).  Loans secured by multi-family real estate and owner-occupied real estate increased by smaller amounts.  Commercial acquisition, development, construction and land loans decreased by $2.4 million (-9%).

The decrease in deposits was concentrated in time deposits, down $4.1 million (-2%) and money market deposits, down $2.8 million (-3%).  Noninterest bearing deposits were unchanged during the quarter, and interest bearing checking accounts increased by $0.3 million (1%).  The decrease in time deposits was attributed to brokered accounts decreasing by $4.8 million (-22%) and institutional deposits obtained through internet listing services decreasing by $3.4 million (-24%).  Although money market deposits declined during 3Q18, they have increased by $9.7 million (+14%) since the end of 2017.

Management established 2018 goals for increasing balances for each deposit category in every branch.  The Company continues to emphasize the importance of borrowers maintaining meaningful deposit balances.  Noninterest bearing deposits have grown in each branch during 2018.  The largest increases have been in Mooresville, up $5.2 million (+254%), Gastonia, up $5.1 million (+54%), the Main Office in Lincolnton, up $2.3 million (+19%), and Hickory, up $1.8 million (+22%).  Management added a cash management specialist to the staff and has customized deposit products to meet the needs of its business, commercial, and public sector customers in an effort to strengthen core deposits.

With the exception of the increase in foreclosed asset expense discussed previously, asset quality measurements continued to improve during the third quarter of 2018.  The ratio of non-performing assets to total assets was 0.61% on September 30, 2018 as compared to 0.65% on June 30, 2018, as there were slight decreases in both nonperforming loans and foreclosed properties.  In 3Q18, the Company’s annualized ratio of net charge-offs (net recoveries) to average assets was (0.01%) as compared to 0.03% for 2Q18.  The ratio of the allowance for loan loss to total loans remained unchanged at 1.03% at September 30, 2018 as compared June 30, 2018.  The ratio of the general allowance for non-impaired loans to total non-impaired loans increased by 1 basis point to 0.98% at September 30, 2018 as compared to 0.97% at June 30, 2018.  The specific reserves for impaired loans decreased by $21,000 during the third quarter of 2018.

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Regulatory capital ratios for the Company’s wholly owned subsidiary, Carolina Trust Bank increased from June 30, 2018 to September 30, 2018 as earnings and additional allowance for loan loss resulted in regulatory capital growing at a higher rate than the growth rate of risk-weighted assets.  The Bank’s total risk-based capital ratio at September 30, 2018 was 13.19% a 5 basis point increase from 13.14% at June 30, 2018.

About Carolina Trust BancShares, Inc.

Carolina Trust BancShares, Inc. is a bank holding company and the parent company of Carolina Trust Bank.  Carolina Trust Bank is a full service, state-chartered bank headquartered in Lincolnton, N.C.  The bank operates in the Western Piedmont and Mountain Regions of North Carolina in nine full-service branch offices in Lincoln, Catawba, Gaston, Iredell and Rutherford Counties and a loan production office in Rowan County.

Additional Information About the Merger with Clover Community Bankshares, Inc. and Where to Find It. This release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  In connection with the proposed merger with Clover, the Company has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 with respect to the offering of the Company’s common stock as the merger consideration under the Securities Act of 1933, as amended, which registration statement includes a joint proxy statement of the Company and Clover and a prospectus of the Company. A definitive joint proxy statement/prospectus will be sent to the shareholders of each company seeking the required shareholder approvals. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus and other relevant documents because they contain important information about the merger.

You may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. You may obtain free copies of these documents by directing a request by telephone or mail to Carolina Trust BancShares, Inc., 901 East Main Street, Lincolnton, North Carolina 28092, (704) 735-1104, or by accessing these documents at the Company’s website: www.carolinatrust.com; or by directing a request by telephone or mail to Clover Community Bankshares, Inc., 124 North Main Street, Clover, SC 29710, (803) 222-7660. The information on the Company’s website is not, and shall not be deemed to be, a part of or incorporated into any filings made with the SEC.

The Company, Clover, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and Clover in connection with the merger. Information about the directors and executive officers of the Company and their ownership of the Company’s common stock is set forth in the joint proxy statement/prospectus regarding the merger. Information about the directors and executive officers of Clover and their ownership of Clover common stock is also set forth in the joint proxy statement/prospectus. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger.

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Caution Regarding Forward-Looking Statements: This news release contains forward-looking statements. Words such as “anticipates,” “ believes,” “estimates,” “expects,” “intends,” “should,” “will,” variations of such words and similar expressions are intended to identify forward-looking statements. These statements reflect management’s current beliefs as to the expected outcomes of future events and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. Factors that could cause a difference include, among others: the impact of the Tax Cuts and Jobs Act, including any changes in the estimated revaluation of our tax assets and liabilities; changes in the national and local economies or market conditions; changes in interest rates, deposit flows, loan demand and asset quality, including real estate and other collateral values; changes in banking regulations and accounting principles, policies or guidelines; the impact of competition from traditional or new sources; and the impact of acquisitions, including the risks that (1) the business related to acquisitions may not be integrated successfully or such integration may take longer to accomplish than expected; (2) the expected cost savings and any revenue synergies from acquisitions may not be fully realized within expected timeframes; and (3) disruption from acquisitions may make it more difficult to maintain relationships with clients, associates, or suppliers. These and other factors that may emerge could cause decisions and actual results to differ materially from current expectations. The Company undertakes no obligation to revise, update, or clarify forward-looking statements to reflect events or conditions after the date of this release.

Note Regarding Use of Non-GAAP Financial Measures:  This news release presents certain non-GAAP financial measures.  The adjustments to reconcile from the applicable GAAP financial measures to the non-GAAP financial measures are included where applicable in financial results presented in accordance with GAAP.  The Company considers these adjustments to be relevant to ongoing operating results.  The Company believes that excluding the amounts associated with these adjustments to present the non-GAAP financial measures provides a meaningful base for the period-to-period comparisons, which will assist the regulators, investors, and analysts in analyzing the operating results or financial position of the Company.  The non-GAAP financial measures are used by management to assess the performance of the Company’s business, including for presentations of Company performance to investors.  The Company further believes that presenting the non-GAAP financial measures will permit investors and analysts to assess the performance of the Company on the same basis as that applied by management.  Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied, and are not audited.  Although non-GAAP financial measures are frequently used by shareholders to evaluate a company, they have limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of results reported under GAAP.  Reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures are included with this release.

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Carolina Trust BancShares, Inc.
Selected Financial Highlights
Dollars in thousands

	Unaudited 9/30/18	Unaudited 6/30/18	Unaudited 3/31/18	(a) 12/31/17	Unaudited 9/30/17
Balance Sheet Data:
Total Assets	$465,171	$470,854	$446,610	$406,618	$400,297
Total Loans	380,746	374,026	367,039	348,679	340,038
Allowance for Loan Loss	3,925	3,844	3,780	3,599	3,423
Total Deposits	386,497	393,279	372,902	340,653	337,589
Total Shareholders’ Equity	48,954	48,201	29,379	29,119	29,765

(a)	Note: Derived from audited financial statements

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Carolina Trust BancShares, Inc.
Comparative Income Statements
For the Three Months Ended
Dollars in thousands, except share and per share data

	Unaudited 9/30/18	Unaudited 9/30/17	Variance $	Variance %
Income and Per Share Data:
Interest Income	$5,419	$4,434	$985	22%
Interest Expense	1,176	894	282	32%
Net Interest Income	4,243	3,540	703	20%
Provision for Loan Loss	75	340	(265)	(78%)
Net Interest Income After Provision	4,168	3,200	968	30%
Non-interest Income	374	282	92	33%
Non-interest Expense	3,327	3,046	366	12%
Income Before Taxes	1,215	521	694	133%
Income Tax Expense	300	170	130	76%
Net Income Available to Common Shareholders	$915	$351	$564	161%

Net Income Per Common Share:
Basic	$0.13	$0.08
Diluted	$0.13	$0.07
Average Common Shares Outstanding:
Basic	7,156,987	4,654,880
Diluted	7,243,875	4,740,660

Non-GAAP Measure
Adjusted Net Income to Exclude Merger Expenses:

Income Before Taxes	$1,215	$521	$694	133%
Add: Merger Expenses	157	-0-	157	NM
Adjusted Income Before Taxes	1,372	521	851	163%
Income Tax Expense	300	130	170	76%
Less: Income Tax Benefit from Merger Expenses	15	-0-	15	NM
Adjusted Net Income Available to Common Shareholders	$1,057	$351	$706	201%

Net Income Per Common Share:
Basic	$0.15	$0.08
Diluted	$0.15	$0.07
Average Common Shares Outstanding:
Basic	7,156,987	4,654,880
Diluted	7,243,875	4,740,660

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Carolina Trust BancShares, Inc.
Comparative Income Statements
For the Nine Months Ended
Dollars in thousands, except share and per share data

	Unaudited 9/30/18	Unaudited 9/30/17	Variance $	Variance %
Income and Per Share Data:
Interest Income	$15,544	$12,777	$2,667	21%
Interest Expense	3,391	2,563	828	32%
Net Interest Income	12,053	10,214	1,839	18%
Provision for Loan Loss	415	555	(140)	(25%)
Net Interest Income After Provision	11,638	10,214	1,839	18%
Non-interest Income	1,070	732	338	46%
Non-interest Expense	10,043	9,265	778	8%
Income Before Taxes	2,665	1,126	1,539	137%
Income Tax Expense	659	368	291	79%
Net Income Available to Common Shareholders	$2,006	$758	$1,248	165%

Net Income Per Common Share:
Basic	$0.33	$0.16
Diluted	$0.32	$0.16
Average Common Shares Outstanding:
Basic	6,118,461	4,654,717
Diluted	6,211,670	4,732,557

Non-GAAP Measure

Adjusted Net Income to Exclude Merger Expenses:

Income Before Taxes	$2,665	$1,126	$1,539	137%
Add: Merger Expenses	480	-0-	480	NM
Adjusted Income Before Taxes	3,145	1,126	2,019	179%
Income Tax Expense	659	368	291	79%
Less: Income Tax Benefit from Merger Expenses	41	-0-	41	NM
Net Income Available to Common Shareholders	$2,445	$758	$1,687	223%

Net Income Per Common Share:
Basic	$0.40	$0.16
Diluted	$0.39	$0.16
Average Common Shares Outstanding:
Basic	6,118,461	4,654,717
Diluted	6,211,670	4,732,557

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Carolina Trust BancShares, Inc.
Quarterly Income Statement
Dollars in thousands, except share and per share data

	For the three months ended:
	Unaudited 9/30/18	Unaudited 6/30/18	Unaudited 3/31/18	Unaudited 12/31/17	Unaudited 9/30/17
Income and Per Share Data:
Interest Income	$5,419	$5,198	$4,827	$4,672	$4,434
Interest Expense	1,176	1,155	1,060	916	894
Net Interest Income	4,243	4,043	3,767	3,756	3,540
Provision for Loan Loss	75	88	252	149	340
Net Interest Income After Provision	4,168	3,955	3,515	3,607	3,200
Non-interest Income	374	366	330	301	282
Non-interest Expense	3,327	3,620	3,096	3,036	2,961
Income Before Taxes	1,215	701	749	872	521
Income Tax Expense	300	191	168	1,226	170
Net Income (Loss)	$915	$510	$581	$(354)	$351

Net Income (Loss) Per Common Share:
Basic	$0.13	$0.08	$0.12	$(0.08)	$0.08
Diluted	$0.13	$0.08	$0.12	$(0.08)	$0.07
Average Common Shares Outstanding:
Basic	7,156,987	6,583,719	4,660,325	4,657,304	4,654,880
Diluted	7,243,875	6,598,542	4,764,274	4,752,961	4,740,660

Non-GAAP Measure
Adjusted to Exclude Merger Expenses:

Income Before Taxes	$1,215	$701	$749	$872	$521
Add: Merger Expenses	157	323	-0-	-0-	-0-
Adjusted Income Before Taxes	1,372	1,024	749	872	521
Income Tax Expense	300	191	168	1,226	170
Less: Income Tax Benefit from Merger Expenses	15	41	-0-	-0-	-0-
Adjusted Net Income (Loss)	$1,057	$792	$581	$(354)	$351

Net Income (Loss) Per Common Share:
Basic	$0.15	$0.12	$0.12	$(0.08)	$0.08
Diluted	$0.15	$0.12	$0.12	$(0.08)	$0.07
Average Common Shares Outstanding:
Basic	7,156,987	6,583,719	4,660,325	4,657,304	4,654,880
Diluted	7,243,875	6,598,542	4,764,274	4,752,961	4,740,660

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Carolina Trust BancShares, Inc.
Selected Financial Highlights
Dollars in thousands, except share and per share data

	9/30/18	6/30/18	3/31/18	12/31/17	9/30/17
Capital Ratios:
Common equity tier 1 capital ratio [1]	12.21%	12.16%	10.43%	10.10%	10.31%
Tier 1 capital ratio [1]	12.21%	12.16%	10.43%	10.10%	10.31%
Total capital ratio [1]	13.19%	13.14%	11.41%	11.08%	11.26%
Tier 1 leverage ratio [1]	10.56%	10.45%	9.49%	9.22%	9.54%

Tangible Common Equity (a)	$48,907	$48,145	$29,315	$29,046	$29,682
Common Shares Outstanding	7,156,987	7,156,987	4,660,987	4,657,880	4,654,880
Book Value per Common Share	$6.84	$6.73	$6.30	$6.25	$6.39
Tangible Book Value per Common Share (a)	$6.83	$6.73	$6.29	$6.24	$6.38

Performance Ratios for the 3 Months Ended (annualized):
Return on Average Assets	0.78%[2]	0.44%[3]	0.55%	(0.35%)[4]	0.35%
Return on Average Common Equity	7.42%[2]	4.69%[3]	8.00%	(4.71%)[4]	4.67%
Net Interest Margin	3.82%	3.76%	3.79%	3.91%	3.80%

Asset Quality:
Delinquent Loans (30-89 days accruing interest)	$754	$957	$430	$649	$2,170

Delinquent Loans (90 days or more and accruing)	-0-	25	-0-	82	-0-
Non-accrual Loans	1,057	1,080	1,125	2,664	2,142
OREO and Repossessed property	1,782	1,971	2,215	789	467
Total Nonperforming Assets	$2,839	$3,076	$3,340	$3,453	$2,609

Restructured Loans	$3,925	$4,006	$4,096	$4,163	$4,363
Nonperforming Assets / Total Assets	0.61%	0.65%	0.75%	0.87%	0.65%
Nonperforming Assets / Equity Capital & ALL	5.37%	5.91%	10.07%	10.75%	7.86%
Allowance for Loan Loss / Nonperforming Assets	138.29%	124.94%	113.15%	101.80%	131.20%
Allowance for Loan Loss / Total Loans	1.03%	1.03%	1.03%	1.03%	1.01%
Net Loan Charge-offs (Recoveries)	$(6)	$23	$71	$(26)	$130
Net Loan Charge-offs (Recoveries) /Average Loans (annualized)	(0.01%)	0.03%	0.08%	(0.03%)	0.16%
Note: Financial information is unaudited.

1  Note:  Capital ratios are presented for Carolina Trust Bank which reports these ratios to the Federal Financial Institutions Examination Council on form FFIEC 051.
2  Note:  For the three months ended September 30, 2018, excluding merger expenses, net of tax, would result in an ROA of 0.90% and an ROE of 8.57%.
3  Note:  For the three months ended June 30, 2018, excluding merger expenses, net of tax, would result in an ROA of 0.69% and an ROE of 7.29%.
4  Note:  For the three months ended December 31, 2017, excluding the impact of the deferred tax asset revaluation from the Tax Cuts and Jobs Act would result in ROA of 0.57% and an ROE of 7.68%.

(a) Note

	9/30/18	6/30/18	3/31/18	12/31/17	9/30/17
Reconciliation of GAAP to non-GAAP:
Shareholders’ equity (GAAP)	$48,954	$48,201	$29,379	$29,119	$29,765
Less: Core deposit intangible	47	56	64	73	83
Tangible Common Equity (non-GAAP)	48,907	48,145	29,315	29,046	29,682
Common Shares Outstanding	7,156,987	7,156,987	4,660,987	4,657,880	4,654,880
Tangible Book Value per Common Share (non-GAAP)	$6.83	$6.73	$6.29	$6.24	$6.38

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